FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of August 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Translation of Share Buyback Report for the reporting month from July 1, 2010 to July 31, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 20, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from July 1, 2010 to July 31, 2010 filed with the Director General of the Kanto Finance Bureau]

Class of Shares: Common Stock

1.	Status of repurchase

(1) Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution at a meeting of the board of directors (“Board”)

	as of July 31, 2010
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (July 30, 2010) (Period of repurchase: from August 9, 2010 to September 17, 2010)	75,000,000		50,000,000,000
Repurchases during this reporting month (Date of repurchase)	Date	—	—
Total	—	0	0
Aggregate shares repurchased as of the end of this reporting month	0		0
Progress of share repurchase (%)	0.0		0.0

2.	Status of disposition

	as of July 31, 2010
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date)
	July 8	19	9,139
	July 9	137	65,486
	July 12	30	14,460
	July 14	71	33,583
	July 23	70	34,370
	July 27	80	37,840

Subtotal	—	407	194,878

Other (exercise of stock acquisition rights)	(Date)
	July 1	73,400	73,400
	July 2	17,700	17,700
	July 5	42,200	42,200
	July 6	10,700	10,700
	July 7	1,000	1,000
	July 8	19,400	19,400
	July 9	11,300	11,300
	July 12	9,500	9,500
	July 13	16,800	16,800
	July 14	43,100	43,100
	July 15	178,700	178,700
	July 16	500	500
	July 20	24,800	24,800
	July 23	79,700	79,700
	July 26	7,500	7,500
	July 27	3,100	3,100
	July 28	12,900	12,900
	July 29	300	300

Subtotal	—	552,600	552,600

Total		553,007	747,478

3.	Status of shares held in treasury

As of July 31, 2010
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,719,133,241
Number of treasury shares	43,717,833